September 6, 2006

VIA FEDEX

Owen Pinkerton, Esq.

Senior Counsel

United States Securities and

Exchange Commission

100 F Street, N.E.

Mail Stop #4561

Washington, D.C. 20549

Re:	ARC Corporate Realty Trust, Inc. (the “Company”)
Proxy Statement on Schedule 14A
File No. 0-50727
Filed September 6, 2006

Dear Mr. Pinkerton:

The Company has received your comment letter dated August 16, 2006 (the “Comment Letter”) with respect to the above-referenced filing made by the Company. The Company has filed another Amendment to its Preliminary Information Statement on Schedule 14A (the “Amendment”). Copies of the Amendment which have been marked to show changes made are enclosed with this letter, to assist you with your review of the filing. Set forth below is an explanation of the actions the Company has taken with respect to each comment contained in the Comment Letter. Page references are to the enclosed marked copies.

1.	We note that you have sold or plan to sell properties with a purchase price of almost $13 million to affiliates and those with a purchase price of about $16 million to non-affiliates. Please tell us whether you anticipate further sales to affiliates and provide us with an analysis of why the series of transactions proposed in your proxy statement is not the first step in a going private transaction within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934.

September 6, 2006

Response: The Company has no plans to sell any additional portfolio properties to affiliates. The Company acknowledges that the transactions with affiliates referenced in the proxy statement could constitute the first step in a series of transactions constituting a “Rule 13e-3 transaction” as such term is defined in Rule 13e-3(a)(3). However, in order for the series of transactions the Company anticipates completing in connection with the Liquidation to constitute a Rule 13e-3 transaction, these transactions as a whole would have to constitute “a sale of substantially all the assets of [the Company] to its affiliate or group of affiliates” as provided in Rule 13e-3(a)(3)(i)(C). Since the Company does not anticipate entering into any transactions with affiliates other than those disclosed in the proxy statement, the approximately $13 million value of these transactions will constitute approximately 11% of the total portfolio value of approximately $118 million (per the Schonbraun appraisal.) The Company believes that 11% of its assets which will be sold to affiliates does not constitute substantially all of the Company’s assets. Hence, because the liquidation transactions as a whole will not constitute a Rule 13e-3 transaction, the sales of properties to affiliates disclosed in the proxy statement do not constitute the first step in a series of transactions subject to Rule 13e-3.

2.	Please continue to monitor the updating requirements pursuant to Rule 3-12 of Regulation S-X.

Response: The Company is familiar with the requirements of Rule 3-12 of Regulation S-X, and has included updated financial information and financial statements as of June 30, 2006 in the Amendment.

Summary

3.	We have reviewed your revisions in response to prior comment 3. Please revise your disclosure to quantify the fees that will be payable to your President as general partner of your Advisor and your Executive Vice President as a 12.76 percent holder of your Advisor.

Response: The Company has revised this disclosure as requested by adding the following sentence to the end of the paragraph in which Mr. Ambrosi’s and Mr. Perel’s interests in the Advisor are disclosed:

“The Company anticipates that the interests of these persons in the Advisor will result in their receipt of payments in the following amounts as a result of the Liquidation—Mr. Ambrosi—$3,235,000 and Mr. Perel—$1,108,000.”

September 6, 2006

See page (iv).

Risk Factors

The value of our portfolio properties may be adversely affected…., page 3

4.	Please delete the first sentence under this risk factor heading as it tends to mitigate the risk presented. Please also revise to explain that your liquidating assets may continue to be subject to liabilities in connection with environmental contamination on properties you sell.

Response: The Company has revised the first two sentences of the referenced risk factor to read as follows:

“Discovery of environmental contamination at one or more of our portfolio properties may have a material adverse effect on the value of the subject properties and the Company. The value of one or more portfolio properties may be adversely affected and the Company may be exposed to material liability as a result of discovery of environmental conditions which were previously unknown, changes in law, the conduct of tenants or activities relating to properties in the vicinity of the Company’s properties.”

In addition, the Company has inserted the following sentence at the end of this risk factor:

“The sale of a portfolio property will not terminate the Company’s exposure to liability resulting from environmental contamination at that property. In the event of such liability, the Company’s assets may continue to be subject to the liability.”

See page 3.

The Stockholder Meeting, page 5

Background of the Liquidation, page 7

5.	We note your new disclosure in the first paragraph on page 11 in response to our prior comment number 21. Please revise your discussion here further to quantify the amount of purchase price payable to “other parties with which [you] jointly own certain of the properties.”

September 6, 2006

Response: The Company has revised the disclosure as requested, by deleting the words “a portion” and inserting the dollar amount ($13.2 million) which would have been payable to other parties.

See page 11.

Report of The Schonbraun McCann Group, page 20

6.	Please disclose that the Schonbraun McCann Group made no physical inspections of the properties in connection with its valuation report.

Response: The Company has revised the disclosure as requested, by inserting at the end of the second paragraph under the subheading “Summary of Materials Considered and Reviews Undertaken” the following:

“The Schonbraun McCann Group made no physical inspections of our portfolio properties in connection with the preparation of The Schonbraun Report.

See page 21.

Properties, page 26

7.	Please revise the table to make clear that the total amount of “Estimated Net Proceeds to the Company” does not represent the estimated amount of funds to be distributed to stockholders. For example, it does not appear that the estimated incentive fees or funds to be held in contingency accounts have been deducted from this total.

Response: The Company has revised the disclosure as requested by adding a footnote to this column of the table which states:

“Does not represent the estimated amount of funds to be distributed to stockholders, as these amounts are subject to deduction of additional fees and expenses.”

See page 28.

Other. In addition to revisions responsive to the Comment Letter, please note that the Company has revised the Risk Factor addressing joint ownership of certain portfolio properties to reflect

September 6, 2006

the fact that the sales of two of these properties have been completed in the ordinary course of the Company’s business. See page 5.

The responses to the Comment Letter outlined herein and reflected in the Amendment are consistent with the proposed responses set forth in my letter dated August 22. In our telephone conversation on September 1, you indicated that while you had not completed your review, you believed that these responses would satisfactorily address the comments in the Comment Letter. The Company would like to address any remaining issues as quickly as possible so it can mail proxy materials to its stockholders. If you have any questions with respect to any of our responses, please call me at (804) 771-9544.

Sincerely,

/s/ J. Benjamin English
J. Benjamin English

cc:	Mr. Robert J. Ambrosi
Amanda McManus